CtW Investment Group

Why Walgreen Shareholders Should Vote Against the **Overvalued**, **Unnecessary** and **Risky** Acquisition of Alliance Boots

December 2014

1

 Vote Against Approval of Issuance of Shares (Item 2)

to Complete Acquisition of Alliance Boots

at December 29, 2014 Special Meeting

of Walgreen Shareholders

2

Recent developments leave Walgreen shareholders at the corner of confusion and bewilderment

CtW Investment Group

December 2014

                                                                                                                                                                                                      3

CEO Wasson out, AB’s Pessina in! What Just Happened?

  2 weeks before vote Wasson suddenly announces intent to step down, with no successor in place and no clear succession plan announced.

  AB’s Pessina will assume interim-CEO position.

  Two chief architects of this deal from WAG’s side now gone: CFO Miquelon and CEO Wasson.

  After 2.5 years of partnership and promises of smooth merger, shareholders are to vote with no idea who will lead the challenging integration.

  Where was the board during this coup? It has remained silent, as it did during this deal’s other twists and turns.

                                                                                                                                                                                                                   4

Paying for the privilege of being taken over.

  An original deal, not even billed as a ‘merger of equals,’ but an acquisition with a control premium, now grants AB control over WAG’s operations plus a takeover premium.

  The “blended management team” is now dominated by Alliance Boots executives.

  If WAG’s management needed overhauling, there are cheaper ways to do this than a $24 billion deal.

  History has repeated itself. Pessina used the 2005 merger between his company, Alliance UniChem, and the Boots Group to gain control of the combined company.

  Sets up specter of competing power bases - Nottingham, Chicago

                                                                                                                                                                                                                          5

Why vote AGAINST the full takeover of AB?

  Unnecessary –The existing partnership and joint venture already achieve most, if not all, realizable synergies. There is little need for the $24 billion second step.

  Overvalued – The premium is exceedingly rich and provides valuation multiples far above comparables.

  Strategically risky – Shareholders face heightened exposure to underperforming AB business amid weak Euro markets.

  Poorly negotiated – The cost of the acquisition has risen 28% since announced, investor vote delayed 2+ years.

  Lacks credible execution – Management has reduced combined FY2016 EBIT 20% and has failed to give shareholders needed disclosure.

                                                                                                                                                                                                                          6

Alliance Boots: Looking under the hood shows sand in its growth engine

  Majority owned by Stefano Pessina and KKR
  AB is primarily a European drug wholesaler
  – Source of revenue:

             Europe > 90% of total
             Wholesaling = 67% of total

  Limited organic growth potential: Retail pharmacy chains are prohibited in most of Europe, making vertical integration impossible.
  Flat sales for the foreseeable future: The firm faces shrinking drug spends in many of its primary wholesaling markets, and increased retail competition in the UK. In 2013, wholesale profits were down and retail sales were flat.
  Global growth platform untested: AB’s investments in China and Latin American are new, small and risky.

7

Deal Overview: Selected Timeline of Walgreen’s Complex and Unstable Transaction

2012-2014: TIMELINE OF WALGREEN'S COMPLEX AND UNSTABLE TRANSACTION

90.00
80.00
70.00
60.00
50.00
40.00
30.00
20.00
WAG announces impasse with ESRX
Resolution of ESRX impasse
WAG acquires 45% of AB
JV established in Switzerland
AmerisourceBergen Partnership announced.
WAG EXPLORES INVERSION
WAG lowers 2016 guidance
JANA Partners joins WAG board
Jan-03-2011
Feb-10-2011
Mar-22-2011
Apr-29-2011
Jun-08-2011
Jul-18-2011
Aug-24-2011
Oct-03-2011
Nov-09-2011
Dec-19-2011
Jan-30-2012
Mar-08-2012
Apr-17-2012
May-24-2012
Jul-03-2012
Aug-10-2012
Sep-19-2012
Oct-26-2012
Dec-07-2012
Jan-17-2013
Feb-27-2013
Apr-08-2013
May-15-2013
Jun-24-2013
Aug-01-2013
Sep-10-2013
Oct-17-2013
Nov-25-2013
Jan-06-2014
Feb-13-2014
Mar-25-2014
May-02-2014
Jun-11-2014
Jul-21-2014
Aug-27-2014
Oct-06-2014
Nov-12-2014

CtW Investment Group

December 2014

8

Deal Overview: The unusual two-step business combination failed to give investors timely vote

Transaction	Date	Deal Term	Consideration	Governance

Joint venture,	Aug 2012	“Step 1”	$4.0B cash	Pessina & Murphy
equity swap			83.4 M shares	(KKR) join WAG’s
(45% stake in				board; hold 7.7% and
AB)				~0.7% respectively

Full Acquisition	Pending	“Step 2”	$4.9B cash	~16 to 20% ownership
			144 M shares	Pessina Exec Vice
			(AB’s Debt)	Chair

	2012 Projections		2014 Realities
2016 operating profit	$9 - $9.5B		$7.2	B

Combined debt	$11	B	$17.9	B
Total cost of deal	$28.9	B	$35.7	B
EV/EBITDA (2015)	11.5	x	14.8	x
AB’s annual operating	9%		4.4%
income growth

10
Deal Overview:
Market reaction to deal ambivalent

Walgreen’s share price has benefitted from a bull market, and has tracked a similar trajectory to close competitor CVS since the transaction was announced.

11

Acquisition Unnecessary: Paying for Pessina’s Empire Building, not for Synergies

Synergies to date are procurement from purchasing JV.
o	Probably a “majority” of procurement synergies can occur without second-step, according to Walgreen CFO.
Top two competitors have opted for the capital light approach of procurement joint ventures.
o	CVS JV with Cardinal
o	Rite Aid JV with McKesson
  WAG has similar deal with AmerisourceBergen & AB - a better way to test the waters of global consolidation.

12

Acquisition Overvalued: Excessive premium the road to buyer’s remorse

  Debt plus equity of second step ~$24 bn

  Consideration offers up to a 93% premium above fair value of AB’s equity under second step.

  Buffett’s first law of capital allocation: “what is smart at one price is dumb at another”

WAG is Paying EV/EBITDA Forward Multiple for 13

Step 2 Far in Excess of Comparables

Mid-point valuations of fairness opinions provided by Goldman Sachs and Lazard compared to second step transaction cost based on consideration valued at $13.96 billion (based on Aug. 11. 2014) and expected debt.

          WAG is Paying up to a 93% Premium for Remaining Equity of AB                   14

                                                                                    OVERVALUED:  COST OF STEP 2 EQUITY

                                                  Blue = Cost to WAG shareholders           Red = Goldman Sachs          Green = Lazard

Due to AB’s privately-held status, the premium over and above market value is not available from per-share data. Using the midpoint valuations performed by Lazard and Goldman Sachs pursuant to the three valuation methodologies, we illustrate the takeout premiums using a second-step consideration value of $13.96 billion (based on Aug. 11. 2014 valuation date).

15

The Deal is Risky: Threats to Alliance Boots Performance and Synergies

Continuing Headwinds from Europe
Austerity policies driving down drug prices, set to remain in place.
Timing, Likelihood of Synergies Uncertain
Procurement synergies are back-loaded.
Top-line synergies promised but appear unlikely.

16

The Deal is Risky: Doubtful beauty synergies make deal look even uglier

Boots’ beauty strategy faces challenges in US
Differences in US and UK markets make importing Boots’ beauty success unlikely.
US customers resist drugstores for beauty, favor high-end specialty retailers.
Margins are slashed for Boots products in US
Boots products cost up to 55 percent less at Walgreen.

17

The Deal is Risky: The long line of British failure in America

MARKS & SPENCER

TESCO

WHSmith

Dixons

CtW Investment Group

December 2014

18

Acquisition poorly negotiated: Benefits AB’s Sellers

  Issue up to 25% in undervalued stock currency without “ceiling” protection for WAG shareholders on two-year option;

  Yet concede downside “floor” protection for AB holders.

WAG Historical EV/EBITDA Trading

                                                                                               19

Acquisition poorly negotiated: Long-term

shareholder voices effectively silenced

Failed to protect shareholder franchise by:
o	Avoiding shareholder vote for 2 years:
o

Shareholders should have more say…“The way WAG has structured [this deal] treats shareholders very poorly…Shareholders have no real say … since the minimum purchase price ...is essentially set now even though there is no shareholder vote”

     - Barclays Equity Research, 20 June 2012

o	No provision for a vote of the disinterested shares in Second Step, when Pessina already holds 7% of voting shares
  Failure to establish independent committee to renegotiate price as AB’s performance slips and risk increases.

                                                                                                                                                                                                           20

Lacks Credible Execution: Acquisition comes at time of strategic missteps and internal acrimony.

WAG shocked market with $2 billion forecast reduction in August; 20% reduction in FY2016 EBIT goal for AB/WAG, stemming from:
Internal miscalculation of generic pricing and Medicare Part D reimbursement rates
Underperformance in both AB and WAG’s core business Ï AB growing at half the rate expected in 2012
Controversy over the departure of CFO and other top-ranking executives
Increasing pressure from hedge funds to prop up stock:
Undertake a tax inversion
Pursue share buybacks

21

Lacks Credible Execution: Disclosure leaves shareholders in dark on critical issues

  How well the board negotiated, oversaw original 2012 agreement and its decision to proceed without key deal provisions, shareholder vote.
  The basis of the original financial fairness opinions in 2012 and the extent to which they would have supported what is now a more expensive deal for a weaker performing business.
  The degree to which hedge funds engaged and influenced the board and/or key management, and the board’s decision to acquiesce to short-term activist demands.

22

Jana settlement further clouds interests of long-term shareholders

- Up to 3 board seats with 1%, 1-yr holding
- Made wrong bet on tax inversion
- Buybacks risk destroying value, add leverage
- Jana lacks experience relevant to key challenges facing Walgreen

CtW Investment Group

December 2014

23

Summary: Why vote AGAINST this deal?

  Unnecessary
  Overvalued
  Strategically Risky
  Poorly negotiated
  Lacks credible execution

Appendix

Trend to Procurement Joint Ventures

JV Members	Purchasing Power	Sourcing Entity	Announcement Date
Walgreens/Alliance Boots + Amerisource Bergen	$12 Billion	Walgreens Boots Alliance Development	March 2013
McKesson/Celesio + Rite Aid	$11.0-$12.0	OneStop Generics	October 2013
CVS Caremark + Cardinal Health	$9.5-$11.5 billion	Red Oak Sourcing	December 2013

CtW Investment Group December 2014